Exhibit 99.5

Ayr Wellness Reports Third Quarter 2021 Results

•	Q3 Revenue up 111% Y/Y to $96.2 Million, up 5% sequentially

•	Q3 Adjusted EBITDA of $26.0 million, up 40% Y/Y and down 5% sequentially as the Company Invests in Future Growth

•	US GAAP Operating Loss of $8.9 Million Included Non-Cash, One-Time Expenses, and Non-Operating Adjustments totaling $34.9 Million

•	Raised $50 Million in Cash with Early Call of Outstanding Warrants and $150 Million in Offering of Additional Senior Notes

•	Company Provides Q4 2021 Guidance for over 10% Sequential Revenue Growth with Adjusted EBITDA Flat Sequentially

•	Proposing to Add Two Dispensaries in Chicago with Announced Agreement to Acquire Dispensary 33, Which Would Increase Illinois Retail Footprint to Four Stores

•	Revising 2022 Adjusted EBITDA Target to $250-300 Million, and Maintaining 2022 Revenue Target of $800 Million to Reflect Revised Timing for Capital Projects and Recent Changes in Wholesale Market Conditions

•	Acquisitions of Levia, a Leading Branded Cannabis Beverage Company, Herbal Remedies (IL) and Tahoe Hydro (NV) Expected to Close in Q1 2022, Followed by Dispensary 33 Later in the First Half

MIAMI, November 22, 2021 – Ayr Wellness Inc. (CSE: AYR.A, OTCQX: AYRWF) (“Ayr” or the “Company”), a vertically-integrated cannabis multi-state operator (MSO), is reporting financial results for the three and nine months ended September 30, 2021. Unless otherwise noted, all results are presented in U.S. dollars.

Jonathan Sandelman, CEO of Ayr Wellness, said, “We are pleased to report another great quarter of growth at Ayr, more than doubling our revenue from last year’s third quarter and up 5% sequentially in a flat cannabis market. We have been able to maintain or grow share in competitive markets with pricing discipline because, by design, we have focused on quality and consumers continue to show a willingness to pay for quality. As we’ve said again and again, we seek to be the largest scale cultivator of high-quality cannabis in the United States. First and foremost, this is because we want to produce the best product for our customers. But also, because quality serves as a mitigant to pricing pressure that can result from supply and demand imbalances. Quality matters.”

“Today we are unveiling our new corporate, retail and CPG brands which represent the next phase in the evolution of our company. These brands are designed to represent the quality of what’s inside the box. Our portfolio of power brands, which consists of Kynd premium flower, Origyn Extracts, Stix Pre-Roll Company, and (on closing) Levia, reflects the very best of cannabis and represents leading market categories for current and future consumers. We’re also unveiling a collection of core brands to offer variety in form, dose and experience. These core brands address a broader audience in those same power categories,” Mr. Sandelman continued.

“Lastly, we are unveiling our updated Ayr retail concept. We have built this retail concept very intentionally for the experience in our stores to reflect the quality of our products and our commitment to our local communities. At Ayr, we are committed to thinking long-term. We will continue to invest in our quality and our brands. We understand that brand building in this industry is still in its early stages but the reason that we’re committed to this path is because we know that great products and great brands create their own categories and consumer segments,” Mr. Sandelman concluded.

Third Quarter and Recent Highlights:

•	Closed on acquisition of Garden State Dispensary, adding New Jersey to Ayr’s growing footprint with three open dispensaries and 24,000 sq.ft. of operational cultivation and production facilities, with an additional 75,000 sq.ft. of cultivation under development coming online with sales in Q2 2022

•	Completed combination with PA Natures Medicine, adding three dispensaries in central Pennsylvania, including the college towns of Bloomsburg and State College

•	Organic revenue growth contribution from Massachusetts and Nevada was 18% year-over-year

•	Hired over 300 new employees across all levels, deepening our bench in marketing, human resources, technology and operations professionals focused on driving scalable processes across our regional footprint

•	Florida:

o	Completed construction of 10 acres of hoop house cultivation on the Gainesville campus with a further 10 acres under development, adding an estimated 40,000 lbs. of annual biomass cultivation capacity commencing in 2022

o	Continue to expand and improve the assortment and availability of products at retail with the launch of Secret Orchard fruit forward vapes and Sun Gems gummies

o	Since closing on February 26, 2021, the Company has opened 11 retail locations, bringing total store count to 42, the second largest retail footprint in Florida

o	An additional three stores are expected to open by the end of the year, with five more in Q1 2022; the Company has sited a further 15 new locations, bringing its year-end 2022 Florida dispensary target to at least 65

•	Western Region:

o	Retail trends in Nevada remain robust and Ayr market share continues to rise in this competitive market, reaching over 13.7% in September, according to BDSA

o	Completed 20,000 sq. ft. processing facility upgrade outside of Las Vegas and expanded production in July of manufactured products such as edibles, concentrates and vapes

o	Arizona retail market was seasonally soft over Q3, however wholesale revenues partially offset the retail softness as the Chandler, AZ facility came on-line, adding 10,000 sq. ft. of cultivation capacity

o	Construction of 80,000 sq. ft. Phoenix cultivation expected to be completed in Q4, with revenues coming on-line in Q2 2022

•	Northeast:

o	Closed on Garden State Dispensary in New Jersey, adding three dispensaries, 24,000 sq. ft. of existing cultivation and production and over 75,000 sq. ft. of cultivation under development, making Ayr one of 12 vertical operators in the state serving over 9 million people with adult use slated to begin in H1 2022

o	Pennsylvania combined retail revenues reached $1.9 million per month in September, excluding the three dispensaries added in central PA post the end of Q3

o	One additional Pennsylvania Ayr Wellness store opened in November, bringing total store count to seven; eighth store expected to open later this year, followed by the ninth in early 2022

o	Construction continues on Adult Use dispensaries in Greater Boston (Watertown and Boylston Street)

o	Selling to 137 of Massachusetts’ 177 dispensaries

o	Construction of 100,000 sq. ft. new cultivation and production facility in Milford, MA expected to be completed in early 2022

•	Midwest:

o	Added eighth state, Illinois, to growing footprint with the proposed acquisition of Herbal Remedies Dispensaries, today’s announcement of the agreement to acquire Dispensary 33 (see details below) and license win by affiliated company, Land of Lincoln, LLC

o	Began production of vape carts, concentrates, RSO, and tinctures as well as Highly Edible gummies at processing facility in Ohio

Third Quarter Financial Highlights ($ in millions, excl. margin items;)

	Q3 2020[1]	Q2 2021	Q3 2021	% Change Y/Y		% Change Q/Q
Revenue	$45.5	$91.3	$96.2	111%		5.0%
Adjusted Gross Profit[1]	$28.6	$53.1	$56.6	98.6%		6.59%
Operating Income/(Loss)	$8.5	$(24.9)	$(8.9)	NM		NM
Adj. EBITDA[1]	$18.6	$27.4	$26.0	27%		-5.0%
AEBITDA Margin[1]	40.8%	30.0%	27.0%	-1380	bps	-300	bps

1For comparison purposes, Q3 2020 has been restated to be consistent with US GAAP. Adjusted EBITDA and Adjusted Gross Profit are non-GAAP measures. See Definition and Reconciliation of Non-GAAP Measures below. For a reconciliation of Operating Loss to Adjusted EBITDA as well as Gross Profit to Adjusted Gross Profit, see reconciliation table appended to this release.

Outlook:

Based on the results to date, management is forecasting Q4 2021 revenue growth of over 10% sequentially. Adjusted EBITDA is expected to remain roughly flat sequentially, as the Company continues its investments in branding, new markets and growth projects, and the centralized corporate resources to support growth.

The Company is revising its 2022 Adjusted EBITDA guidance to a range of $250-300 million reflecting the delays in capital projects and the impact on results should recent wholesale market price volatility persist into 2022. It is reiterating its target for 2022 revenue of $800 million.

The Company’s expectations for Q4 2021 and 2022 are based on the assumptions and risks detailed in the MD&A for the period ending September 30, 2021 as filed on SEDAR.

Summary of the Dispensary 33 Acquisition:

Ayr has entered into a definitive agreement to acquire Gentle Ventures, LLC d/b/a Dispensary 33 (“Dispensary 33”), and certain of its affiliates that collectively own and operate two licensed retail dispensaries in Chicago, Illinois, one in the Andersonville neighborhood and the other in West Loop.

Purchase consideration will consist of $55 million upfront, including $12 million in cash, $3 million sellers notes and $40 million in stock. An earn-out is payable if certain EBITDA performance is achieved through Q3 2022. The acquisition is subject to customary closing conditions and regulatory approvals.

More details can be found in separate the press release dated November 22, 2021, available here.

Ayr Wellness Footprint (Pro-forma)1

	MA	NJ	PA	OH	FL	AZ	NV	IL	TOTAL
Population[2]	6.9 M	9.2 M	12.8 M	11.7 M	21.9 M	7.5 M	3.1 M	12.6 M	85.7 M
Adult Use or Medical	AU	AU	Med	Med	Med	AU	AU	AU	5 AU/ 3 Med
Est. 2021 Market Size[3]	$1.4 B	$1 B	$750 M	$500 M	$1.8 B	$1.6 B	$1 B	$1.3 B	$9.4 B
Dispensaries: Current → YE 2022	2 → 4[4]	3	7 → 9	-	42 → 65[5]	3	6	4→ 5[6]	67 → 95
Key Retail Markets	Greater Boston	Central NJ	Pittsburgh Philadelphia	-	Miami Tampa Orlando	Phoenix	Las Vegas Reno	Quincy Chicago
Cultivation-Production: Current → Targeted YE22 Sq. Ft.	50 → 142K	24 → 100K	83 → 120K	9 → 67K	308 → 622K	10 → 90K	72K→ 106K	NA	557→ 1,200K+
Biomass Production: Current → Targeted YE22 Lbs./yr.	16 → 70K	4 → 50K	15 → 45K	0 → 10K	37 → 90K	10 → 36K	14 → 20K		96 → 320K+
Employees	265	110	350	25	555	185	560	100	~2,150
Planned 2021-2022 Cap Exp	$24 M	$12 M	$27 M	$33 M	$32 M	$3 M	<$1M	<$1M	$125-150 M

1) Pro-forma for the closing of pending transactions in IL and NV

2) Source: United States Census Bureau 2020

3) BDSA estimate

4) Includes two co-located Adult Use/Medical dispensaries (Somerville and Watertown), one Adult Use-only dispensary in Boston and one Medical-only dispensary in Needham

5) 42 currently open, eight under development, 15 under LOI

6) Includes dispensary 51% owned social equity partner

Conference Call

Ayr CEO Jonathan Sandelman, Co-COOs Jason Griffith and Jennifer Drake, and CFO Brad Asher will host the conference call, followed by a question and answer period.

Conference Call Date: Monday, November 22, 2021

Time: 8:30 a.m. Eastern time

Toll-free dial-in number: (800) 319-4610

International dial-in number: (604) 638-5340

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact MATTIO Investor Relations at IR@mattio.com.

The conference call will be broadcast live and available for replay here.

A telephonic replay of the conference call will also be available after 11:30 a.m. Eastern time on the same day through December 21, 2021.

Toll-free replay number: (855) 669-9658

International replay number: (412) 317-0088

Replay ID: 7438

Financial Statements

Certain financial information reported in this news release is extracted from Ayr’s Unaudited Interim Consolidated Financial Statements for the three and nine months ended September 30, 2021 and 2020. Ayr files its financial statements on SEDAR and with the SEC. All financial information contained in this news release is qualified in its entirety by reference to such financial statements and MD&A.

Definition and Reconciliation of Non-GAAP Measures

The Company reports certain non-GAAP measures that are used to evaluate the performance of its businesses and the performance of their respective segments, as well as to manage their capital structures. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulators require such measures to be clearly defined and reconciled with their most comparable GAAP measures.

Rather, these are provided as additional information to complement those GAAP measures by providing further understanding of the results of the operations of the Company from management’s perspective. Accordingly, these measures should not be considered in isolation, nor as a substitute for analysis of the Company’s financial information reported under GAAP. Non-GAAP measures used to analyze the performance of the Company’s businesses include “Adjusted EBITDA” and “Adjusted Gross Profit.”

The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performances and may be useful to investors because they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making. These financial measures are intended to provide investors with supplemental measures of the Company’s operating performances and thus highlight trends in the Company’s core businesses that may not otherwise be apparent when solely relying on the GAAP measures.

Adjusted EBITDA

“Adjusted EBITDA” represents loss from operations, as reported, before interest and tax, adjusted to exclude non-recurring items, other non-cash items, including depreciation and amortization, and further adjusted to remove non-cash stock-based compensation, the accounting for the incremental costs to acquire cannabis inventory in a business combination, acquisition related costs, and start-up costs.

Adjusted Gross Profit

“Adjusted Gross Profit” represents gross profit, as reported, adjusted to exclude the accounting for the incremental costs to acquire cannabis inventory in a business combination, interest, depreciation and amortization, and start-up costs.

A reconciliation of how Ayr calculates Adjusted EBITDA and Adjusted Gross Profit is provided in the tables appended below. Additional reconciliations of Adjusted EBITDA, Adjust Gross Profit and other disclosures concerning non-GAAP measures are provided in our MD&A for the three and nine months ended September 30, 2021 and 2020.

Forward-Looking Statements

Certain information contained in this news release may be forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are often, but not always, identified by the use of words such as “target”, “expect”, “anticipate”, “believe”, “foresee”, “could”, “would”, “estimate”, “goal”, “outlook”, “intend”, “plan”, “seek”, “will”, “may”, “tracking”, “pacing” and “should” and similar expressions or words suggesting future outcomes. This news release includes forward-looking information and statements pertaining to, among other things, Ayr’s future growth plans. Numerous risks and uncertainties could cause the actual events and results to differ materially from the estimates, beliefs and assumptions expressed or implied in the forward-looking statements, including, but not limited to: anticipated strategic, operational and competitive benefits may not be realized; events or series of events, including in connection with COVID-19, may cause business interruptions; required regulatory approvals may not be obtained; acquisitions may not be able to be completed on satisfactory terms or at all; and Ayr may not be able to raise additional debt or equity capital. Among other things, Ayr has assumed that its businesses will operate as anticipated, that it will be able to complete acquisitions on reasonable terms, and that all required regulatory approvals will be obtained on satisfactory terms and within expected time frames. In particular, there can be no assurance that we will complete the pending acquisitions in or enter into agreements with respect to other acquisitions.

Forward-looking estimates and assumptions involve known and unknown risks and uncertainties that may cause actual results to differ materially. While Ayr believes there is a reasonable basis for these assumptions, such estimates may not be met. These estimates represent forward-looking information. Actual results may vary and differ materially from the estimates.

Assumptions and Risks

Forward-looking information in this subject to the assumptions and risks as described in our MD&A for the three and nine months September 30, 2021.

Additional Information

For more information about the Company’s 3Q2021 operations and outlook, please view Ayr’s corporate presentation posted in the Investors section of the Company’s website at www.ayrwellness.com.

About Ayr Wellness Inc.

Ayr is an expanding vertically integrated, U.S. multi-state cannabis operator, focused on delivering the highest quality cannabis products and customer experience throughout its footprint. Based on the belief that everything starts with the quality of the plant, the Company is focused on superior cultivation to grow superior branded cannabis products. Ayr strives to enrich consumers’ experience every day through the wellness and wonder of cannabis.

Ayr’s leadership team brings proven expertise in growing successful businesses through disciplined operational and financial management, and is committed to driving positive impact for customers, employees and the communities they touch. For more information, please visit www.ayrwellness.com.

Company Contact:

Megan Kulick

Head of Investor Relations

T: (646) 977-7914

Email: IR@ayrwellness.com

Media Contact:

Robert Vanisko

VP, Corporate Communications

Email: robert.vanisko@ayrwellness.com

Investor Relations Contact:

Brian Pinkston
MATTIO Communications
T: (703) 926-9159
Email: ir@mattio.com
Email: IR@ayrwellness.com

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Interim Condensed Consolidated Balance Sheet

(Expressed in United States Dollars)

	As of
	September 30, 2021	December 31, 2020
ASSETS
Current
Cash	$94,402,438	$127,238,165
Accounts receivable, net	9,246,803	3,464,401
Due from related parties	-	135,000
Inventory	80,480,693	22,919,605
Prepaid expenses, deposits, and other current assets	9,444,220	5,270,381
	$193,574,154	$159,027,552
Non-current
Property, plant, and equipment	229,410,215	69,104,080
Intangible assets	884,096,067	252,357,677
Right-of-use assets - operating	82,110,613	22,546,256
Right-of-use assets - finance, net	13,995,000	877,310
Goodwill	231,123,969	57,963,360
Equity investments	553,448	503,509
Deposits and other assets	3,414,970	2,540,674
Total assets	$1,638,278,436	$564,920,418

LIABILITIES
Current
Trade payables	$23,096,809	$8,899,786
Accrued liabilities	20,050,253	8,706,813
Lease liabilities - operating - current portion	4,195,672	740,864
Lease liabilities - finance - current portion	3,185,460	125,440
Purchase consideration payable	148,416	9,053,057
Income tax payable	21,398,821	21,379,351
Debts payable - current portion	7,732,508	8,644,633
Accrued interest payable - current portion	4,214,966	-
	$84,022,905	$57,549,944
Non-current
Deferred tax liabilities	76,287,771	14,677,991
Lease liabilities - operating - non-current portion	80,621,059	23,474,726
Lease liabilities - finance - non-current portion	7,402,531	446,585
Contingent consideration	199,428,011	22,961,411
Debts payable - non-current portion	103,514,323	53,587,948
Senior secured notes, net of debt issuance costs - non-current portion	104,745,717	103,652,963
Accrued interest payable - non-current portion	3,166,381	3,301,155
Total liabilities	$659,188,698	$279,652,723

SHAREHOLDERS' EQUITY
Multiple Voting Shares: no par value, unlimited authorized. Issued and outstanding - 3,696,486 shares	-	-
Subordinate, Restricted, and Limited Voting Shares: no par value, unlimited authorized. Issued and outstanding - 55,580,226 & 28,873,641 shares, respectively	-	-
Exchangeable Shares: no par value, unlimited authorized. Issued and outstanding - 7,368,927 & 2,127,543 shares, respectively	-	-
Additional paid-in capital	1,265,679,907	530,808,494
Treasury stock	(867,617)	(556,899)
Accumulated other comprehensive income	3,265,610	3,265,610
Deficit	(288,988,162)	(248,249,510)
Total shareholders' equity	$979,089,738	$285,267,695
Total liabilities and shareholders' equity	$1,638,278,436	$564,920,418

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Interim Condensed Consolidated Statements of Loss and Comprehensive (Loss) Income

(Expressed in United States Dollars)

	Three Months Ended		Nine Months Ended
	September 30, 2021	September 30, 2020	September 30, 2021	September 30, 2020
Revenues, net of discounts	$96,189,359	$45,486,365	$245,839,290	$107,349,679

Cost of goods sold excluding fair value items	47,083,902	18,079,291	117,566,890	46,118,237
Incremental costs to acquire cannabis inventory in a business combination	9,022,291	-	41,410,732	-
Cost of goods sold	$56,106,193	$18,079,291	$158,977,622	$46,118,237
Gross profit	$40,083,166	$27,407,074	$86,861,668	$61,231,442
Operating expenses
General and administrative	30,365,072	9,834,051	72,099,023	28,596,451
Sales and marketing	1,919,150	643,005	4,433,435	1,586,849
Depreciation	548,555	139,464	1,268,173	530,143
Amortization	10,394,164	2,998,666	25,656,830	8,996,000
Stock-based compensation	5,013,055	4,700,795	20,388,406	25,949,556
Acquisition expense	742,779	557,457	5,164,361	1,054,766
Total operating expenses	$48,982,775	$18,873,438	$129,010,228	$66,713,765

(Loss) Income from operations	$(8,899,609)	$8,533,636	$(42,148,560)	$(5,482,323)
Other income (expense)
Share of loss on equity investments	(12,868)	(8,244)	(31,671)	(31,382)
Foreign exchange	(7,891)	(6,419)	(61,183)	(9,038)
Fair value gain (loss) on financial liabilities	19,266,690	(368,103)	30,811,752	(1,312,402)
Interest expense	(4,281,448)	(518,581)	(10,852,170)	(1,585,088)
Interest income	36,513	5,033	160,616	5,034
Other, net	525,262	(141,079)	1,015,723	19,971
Total other income (expense)	$15,526,258	$(1,037,393)	$21,043,067	$(2,912,905)

Income (Loss) before income tax	$6,626,649	$7,496,243	$(21,105,493)	$(8,395,228)
Current tax (provision) benefit	(14,166,631)	(6,786,311)	(29,986,046)	(14,989,700)
Deferred tax benefit (provision)	4,160,854	(89,559)	10,352,887	(268,679)
Net (loss) income and comprehensive (loss) income	$(3,379,128)	$620,373	$(40,738,652)	$(23,653,607)
Basic (loss) earnings per share	$(0.06)	$0.02	$(0.76)	$(0.87)
Diluted (loss) earnings per share	$(0.06)	$0.02	$(0.76)	$(0.87)
Weighted average number of shares outstanding (basic)	59,566,341	27,909,251	53,951,612	27,247,047
Weighted average number of shares outstanding (diluted)	59,566,341	30,000,149	53,951,612	27,247,047

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(Expressed in United States Dollars)

	Nine Months Ended
	September 30, 2021	September 30, 2020
Operating activities
Net loss	$(40,738,652)	$(23,653,607)
Adjustments for:
Net fair value (gain) loss on financial liabilities	(30,811,752)	1,312,402
Stock-based compensation	20,388,406	25,949,556
Depreciation	5,296,317	1,896,150
Amortization on intangible assets	32,528,350	10,136,000
Share of loss on equity investments	31,671	31,382
Gain on disposal of equity investments	(1,000,000)	-
Incremental costs to acquire cannabis inventory in a business combination	41,410,732	-
Loss on disposal of property, plant, and equipment	50,483	-
Deferred tax (benefit) expense	(10,352,887)	268,679
Amortization on financing costs	1,228,752	-
Interest accrued	3,927,135	1,079,085
Changes in operating assets and liabilities, net of business acquisition:
Accounts receivable	(5,749,915)	(308,283)
Inventory	(37,743,165)	(5,627,037)
Prepaid expenses and other current assets	13,602	(1,693,308)
Trade payables	2,376,682	2,900,278
Accrued liabilities	2,780,200	2,036,501
Lease liabilities - operating	1,293,821	83,820
Income tax payable	(7,115,530)	13,985,820
Cash (used in) provided by operating activities	(22,185,750)	28,397,438

Investing activities
Purchase of property, plant, and equipment	(58,632,196)	(6,291,344)
Cash paid for business combinations and asset acquisitions, net of cash acquired	(59,971,979)	-
Cash paid for business combinations and asset acquisitions, bridge financing	(22,750,176)	-
Cash paid for business combinations and asset acquisitions, working capital	(4,025,139)	(603,092)
Payments for interests in equity accounted investments	(46,610)	(91,700)
Cash received in disposal of equity investment	1,000,000	-
Advances to related corporation	135,000	-
Cash paid for bridge financing	(1,200,000)	(3,000,000)
Deposits for business combinations	(571,810)	(400,000)
Cash used in investing activities	(146,062,910)	(10,386,136)

Financing activities
Proceeds from exercise of Warrants	56,033,833	361,043
Proceeds from exercise of options	305,093	-
Proceeds from equity offering, net of expenses	118,052,400	-
Payments of financing costs	(135,998)	-
Tax withholding on stock-based compensation awards	(28,510,821)	-
Repayments of debts payable	(6,280,119)	(3,282,737)
Repayments of lease liabilities - finance (principal portion)	(3,740,737)	(1,176)
Repurchase of Subordinate Shares	(310,718)	(311,430)
Cash provided by (used in) financing activities	135,412,933	(3,234,300)

Net (decrease) increase in cash	(32,835,727)	14,777,002
Cash, beginning of the period	127,238,165	8,403,196
Cash, end of the period	94,402,438	23,180,198

Supplemental disclosure of cash flow information:
Interest paid during the period	12,187,062	861,812
Income taxes paid during the period	37,998,621	1,003,880
Non-cash investing and financing activities:
Recognition of right-of-use assets for operating leases	61,629,419	687,917
Recognition of right-of-use assets for finance leases	13,364,616	16,993
Issuance of Subordinate Shares related to business combinations and make-whole	556,720,196	3,765,927
Issuance of Subordinate Shares related to equity component of debt	7,429,389	-

Ayr Wellness Inc. (formerly, Ayr Strategies Inc.)

Unaudited Interim Condensed Consolidated Adjusted EBITDA Reconciliation

(Expressed in United States Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Loss (Income) from operations	$(8,899,609)	$8,533,636	$(42,148,560)	$(5,482,323)

Non-cash items accounting for inventory
Incremental costs to acquire cannabis inventory in business combination	9,022,291	-	41,410,732	-

Interest	464,328	116,119	921,278	356,356
Depreciation and amortization (from statement of cash flows)	15,761,003	4,172,518	37,824,667	12,032,150
Acquisition costs	742,779	557,457	5,164,361	1,054,766
Stock-based compensation expense, non-cash	5,013,055	4,700,795	20,388,406	25,949,556
Start-up costs[1]	3,463,939	-	6,437,125	-
Other[2]	432,558	487,105	1,840,512	907,569
	34,899,953	10,033,994	113,987,081	40,300,397
Adjusted EBITDA (non-GAAP)	26,000,344	18,567,630	71,838,521	34,818,074

1 These are set-up costs to prepare a location for its intended use. Start-up costs are expensed as incurred and are not indicative of ongoing operations

2 Other non-operating adjustments made to exclude the impact of non-recurring items

	Three Months Ended September 30,		Nine Months Ended September 30,
	2021	2020	2021	2020
Gross Profit	$40,083,166	$27,407,074	$86,861,668	$61,231,442
Incremental costs to acquire cannabis inventory in business combination	9,022,291	-	41,410,732	-
Interest (within COGS)	464,328	116,119	921,278	356,356
Depreciation and amortization (within COGS)	4,818,285	1,034,387	10,899,665	2,506,007
Start-up costs (within COGS)	2,249,533	-	3,833,701	-
	16,554,437	1,150,506	57,065,376	2,862,363
Adjusted Gross Profit (non-GAAP)	56,637,603	28,557,580	143,927,044	64,093,805